SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                  (Rule 13d-1)


                    SONGZAI INTERNATIONAL HOLDING GROUP, INC.

                         f/k/a HERITAGE COMPANIES, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    83545W107
                                    ---------
                                 (CUSIP Number)


Hong  Chang,  5628  Halifax Road, Arcadia, California 91007, Tel: (954) 975-5643
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2003
                                -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.




        NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 1      Hong Wen Li
---     --------------------------------------------------------------------------------

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
 2                                                         (b)
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS
        OO
---     --------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Peoples' Republic of China
---     --------------------------------------------------------------------------------

        7     SOLE VOTING POWER             11,056,371
        --    --------------------------------------------------------------------------

        8     SHARED VOTING POWER           0
        --    --------------------------------------------------------------------------

        9     SOLE DISPOSITIVE POWER        11,056,371
        --    --------------------------------------------------------------------------

        10    SHARED DISPOSITIVE POWER      0
        --    --------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                11,056,371
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   16.2%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON
                   IN
---     --------------------------------------------------------------------------------


Item  1.     Security  and  Issuer.
             ----------------------

     This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Songzai International Holding Group, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 5628 Halifax Road, Arcadia, California 91007. At present, there are 68,103,748 issued and outstanding shares of the Issuer's Common Stock.

Item  2.     Identity  and  Background.
             --------------------------

     a.   The  name  of  the  Reporting  Person  is  Hong  Wen  Li.

     b. The residence address of Mr. Li is 178 HuaShan Rd., Nan Gang Qu, Harbin, P.R. China 150090.

     c. The present principal occupation of Mr. Li is Chairman of the Board of Directors of the Issuer. The principal business of the Issuer is the information technology business and its principal address is 5628 Halifax Road, Arcadia, California 91007.

     d. During the past five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the past five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f.   Mr.  Li  is  a  citizen  of  the  Peoples'  Republic  of  China.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.
             ---------------------------------------------------------

     The source and amount of other consideration used in making the purchases reported on this statement are Mr. Li's RMB 1,500,000 in registered share capital of Harbin Yong Heng Ke Ji Fa Zhan You Xian Ze Ren Gong Si, a corporation organized and existing under the laws of the Peoples' Republic of China ("Yong Heng"), which were exchanged for shares of the Issuer.

     Pursuant to a Plan of Exchange, dated September 29, 2003 (the "Plan of Exchange"), among Yong Heng, Heritage Companies, Inc., which is a predecessor of the Issuer, the shareholders of Yong Heng (the "Yong Heng Shareholders"), and Rohit Patel, Chairman of Heritage Companies, Inc., the Yong Heng shareholders exchanged all of their registered share capital of Yong Heng for 67,000,000 new investment shares of the Issuer. A copy of the Plan of Exchange is attached hereto as Exhibit 7.1. As a result of the exchange, Mr. Li beneficially acquired 11,056,371 shares of Common Stock of the Issuer, representing 16.2% of the outstanding shares of Common Stock, and he became Chairman of the Board of Directors. Also, as a result of the exchange, Yong Heng became a wholly-owned subsidiary of the Issuer. The source and amount of consideration used by Mr. Li to acquire the reported 11,056,371shares of Common Stock was his exchange of RMB 1,500,000 in registered share capital of Yong Heng pursuant to the Plan of Exchange.

Item  4.     Purpose  of  Transaction.
             -------------------------

     The purpose of the acquisition was to effect an extraordinary corporate transaction with the Issuer, pursuant to which Yong Heng would become a wholly-owned subsidiary of the Issuer, and Mr. Li would become one of the Issuer's beneficial owners and Chairman of the Board. The Issuer believes that opportunities to finance the growth of Yong Heng may be more readily available now that the once privately-owned Yong Heng is now a subsidiary of a company whose Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item  5.     Interest  in  Securities  of  the  Issuer.
             ------------------------------------------

     a. At present, the Issuer has issued and outstanding 68,103,748 shares of Common Stock, of which Mr. Li is presently the record owner of 11, 056,371 shares. Mr. Li is not part of a group within the meaning of
          Section  13(d)(3)  of  the  Act.

     b. The following table indicates the number of shares as to which Mr. Li has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                               Sole Voting Power
                               -----------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Wen  Li                 11,056,371                 16.2%

                               Shared Voting Power
                               -------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Wen  Li                     0                         0%

                               Sole Dispositive Power
                               ----------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Wen  Li                 11,056,371                 16.2%

                               Shared Dispositive Power
                               ------------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Wen  Li                     0                         0%

     c.   Not  applicable.

     d.   None.

     e.   Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
             ------------------------------------------------------------------
             Respect  to  Securities  of  the  Issuer.
             -----------------------------------------

     None.

Item  7.     Material  to  be  Filed  as  Exhibits.
             -------------------------------------

     7.1  Plan  of  Exchange,  dated  September  29,  2003.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January  6,  2004


By:  /s/  Hong  Wen  Li
     ------------------
     Hong  Wen  Li
     Director